EXHIBIT 15.1
ACKNOWLEDGEMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Audit Committee
PrivateBancorp, Inc.
We are aware of the incorporation by reference in the Registration Statement (Form S-3 No. 333-     ) of PrivateBancorp, Inc. for the registration of debt securities, junior subordinated debentures, trust preferred securities of PrivateBancorp Capital Trust IV, preferred stock, common stock, warrants, depository shares, purchase contracts, units and guarantee of trust preferred securities of our report dated May 2, 2008 relating to the unaudited consolidated interim financial statements of PrivateBancorp, Inc. that are included in its Form 10-Q for the quarter ended March 31, 2008.
     /s/ Ernst & Young
ERNST & YOUNG LLP
Chicago, Illinois
May 8, 2008